BIOMASS SECURE POWER INC.
(A Development Stage Company)

INTERIM FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

(Unaudited)

BIOMASS SECURE POWER INC.

INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2010

Responsibility for financial statements

The accompanying interim financial statements for Biomass Secure Power Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States consistently applied. The most significant of these accounting principles have been set out in the annual June 30, 2010 audited financial statement. Only changes in accounting information have been disclosed in these interim financial statements. These interim statements have been presented on the accrual basis of accounting. Therefore estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the interim financial statements, management is satisfied that these interim financial statements have been fairly presented.

Auditor involvement

The Company’s auditors, BDO Dunwoody LLP have not performed a review of the un-audited interim consolidated financial statements for the six month period ended December 31, 2010.

“Jim Carroll”

(signed) Jim Carroll
Director

BIOMASS SECURE POWER INC.
 (A development stage company)
INTERIM BALANCE SHEETS
(Unaudited)

	December 31, 2010	June 30, 2010

ASSETS

Current
Cash	$944	$-
Amounts receivable	12,759	-
Prepaid expenses and deposit	63,000	63,000
	76,703	63,000
Property and equipment (Note 6)	494	644
	$77,197	$63,644

LIABILITIES

Current
Bank indebtedness	$-	$26
Accounts payable and accrued liabilities	143,558	110,955
Advances payable (Notes 7 and 10)	66,998	-
Loans payable to related parties (Notes 8, 10 and 11)	407,856	297,801
	618,412	408,782

STOCKHOLDERS’ EQUITY

Common stock (Note 9)	5,680,217	5,680,217
Contributed surplus	53,221	53,221
Accumulated deficit from prior operations	(5,253,808)	(5,253,808)
Accumulated deficit during development stage	(1,020,845)	(824,768)
	(541,215)	(345,138)
	$77,197	$63,644
Commitments (Notes 10 and 12)

Approved by the Board of Directors:

“Slawomir Kownacki”	“Jim Carroll”
, Director	, Director

The accompanying notes are an integral part of these consolidated financial statements.

BIOMASS SECURE POWER INC.
 (A development stage company)
INTERIM  STATEMENTS OF OPERATIONS
For the Three and Six Months Ended December 31
(Unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,		From July 1, 2007, the date of entering into the development stage, to December 31, 2010
	2010	2009	2010	2009

Expenses
Amortization	$75	$80	$150	$100	$400
Management fees (Note 11)	60,000	30,000	120,000	60,000	764,813
Office and general administrative	3,140	835	4,127	3,702	46,445
Professional fees	71,913	-	66,011	-	123,791
Shareholder communication	-	-	-	-	27,000
Transfer agent and filing	(655)	2,475	877	6,018	36,229
Travel	2,375	18	4,912	1,514	22,167
Net loss for the period	$(136,848)	$(33,408)	$(196,077)	$(71,334)	$(1,020,845)

Basic and diluted loss per share	$(0.000)	$(0.000)	$(0.000)	$(0.000)

Weighted average shares outstanding	235,099,866	235,099,866	235,099,866	235,099,866

The accompanying notes are an integral part of these consolidated financial statements.

BIOMASS SECURE POWER INC.
 (A development stage company)
 STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
For the Years Ended June 30 and the Period Ended December 31, 2010
(Unaudited)

	Share capital		Contributed surplus	Deficit from prior operations	Deficit during develop stage	Total
	Number	Amount
Balance, June 30, 2007	96,502,717	$5,090,086	$53,221	$(5,253,808)	$-	$(110,501)
Capital stock issued for debt on August 29, 2007 at $0.0075 per share	1,487,881	11,159	-	-	-	11,159
Capital stock issued for expenses incurred on behalf of the Company on August 29, 2007 at $0.0075 per share	1,356,444	10,173	-	-	-	10,173
Capital stock returned to treasury on October 23, 2007	(3,000,000)	-	-	-	-	-
Capital stock issued for expenses incurred on behalf of the Company on February 5, 2008 at $0.0031 per share	5,780,463	17,919	-	-	-	17,919
Capital stock issued for debt on February 5, 2008 at $0.0031 per share	20,000,000	62,000	-	-	-	62,000
Capital stock issued for management fees on February 5, 2008 at $0.0031 per share	20,000,000	62,000	-	-	-	62,000
Capital stock issued for directors fees on June 30, 2008 at $0.0045 per share	3,750,000	16,875	-	-	-	16,875
Capital stock issued for management fees on June 30, 2008 at $0.0045 per share	30,000,000	135,000	-	-	-	135,000
Capital stock issued for expenses incurred on behalf of the Company on June 30, 2008 at $0.0045 per share	5,007,415	22,534	-	-	-	22,534
Net loss for the year ended June 30, 2008	-	-	-	-	(337,799)	(337,799)
Balance, June 30, 2008	180,884,920	$5,427,746	$53,221	$(5,253,808)	$(337,799)	$(110,640)
Capital stock issued as deposit on agreement on November 15, 2008 at $0.0042 per share	15,000,000	63,000	-	-	-	63,000
Capital stock issued for expenses incurred on behalf of the Company on October 13, 2008 at $0.0041 per shares	666,667	2,733	-	-	-	2,733
Capital stock issued for expenses incurred on behalf of the Company on November 20, 2008 at $0.0041 per share	800,000	3,280	-	-	-	3,280
Capital stock issued for expenses incurred on May 22, 2009 at $0.009 per share	3,000,000	27,000	-	-	-	27,000
Capital stock issued for expenses incurred on behalf of the Company on June 30, 2009 at $0.0045 per share	6,592,724	29,758	-	-	-	29,758
Capital stock issued for management fees on June 30, 2009 at $0.0045 per share	28,155,555	126,700	-	-	-	126,700
Net loss for the year ended June 30, 2009	-	-	-	-	(229,637)	(229,637)
Balance, June 30, 2009	235,099,866	$5,680,217	$53,221	$(5,253,808)	$(567,436)	$(87,806)
Net loss for the year ended June 30, 2010	-	-	-	-	(257,332)	(254,332)
Balance, June 30, 2010	235,099,866	5,680,217	53,221	(5,253,808)	(824,768)	(345,138)
Net loss for the period ended December 31, 2010	-	-	-	-	(196,077)	(196,077)
Balance, December 31, 2010	235,099,866	$5,680,217	$53,211	$(5,523,808)	$(1,020,845)	$(541,215)

The accompanying notes are an integral part of these consolidated financial statements.

BIOMASS SECURE POWER INC.
 (A development stage company)
INTERIM STATEMENTS OF CASH FLOWS
For the Six Months Ended December 31
(Unaudited)

	2010	2009	From July 1, 2007, the date of entering into development stage, to December 31, 2010

Cash Flows From (Used By) Operating Activities
Net loss for the period	$(196,077)	$(71,334)	$(1,020,845)
Items not involving cash:
Amortization	150	100	400
Shares issued for management fees		-	340,575
Shares issued for services		-	113,397
Change in non-cash operating working capital items:
Amounts receivable	(12,759)		(12,759)
Accounts payable and accrued liabilities	32,603	1,616	113,684
	(176,083)	(69,618)	(465,548)

Cash Flows From (Used By) Investing Activities
Acquisition of capital assets	-	(894)	(894)

Cash Flows From (Used By) Financing Activities
Loan proceeds from related party	110,055	70,446	400,388
Advances received	66,998	-	66,998
Repayment of bank overdraft	(26)	-	-
	177,027	70,446	467,386
Decrease in Cash	944	(66)	944
Cash, Beginning of Period	-	124	-
Cash, End of Period	$944	$58	$944

Supplemental Cash Flow Information
Shares issued as deposit	$-	$-	$63,000
Common stock issued in settlement of debt	$-	$-	$73,159
Interest Paid	$-	$-	$-
Income Taxes Paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At December 31, 2010
(Unaudited)

1.	NATURE OF BUSINESS AND OPERATIONS

Biomass Secure Power Inc., formerly Virtual Media Holdings Inc., (“Biomass” or the “Company”), became a development stage enterprise July 1, 2007. Prior to July 1, 2007, the company was conducting internet sales of videos, CDs, DVDs and books as Virtual Media Holdings Inc, (formerly VMH VideoMovieHouse.com Inc.). As at June 30, 2007, the company ceased all operations in connection with internet sales, wrote-off all related assets and was seeking a new business. The Company plans to build, own and operates cellulose pelletizing plants that utilizes proprietary technology. The Company’s headquarters are located in Abbottsford, British Columbia.

The Company is presently a delinquent filer with the Securities Exchange Commission and is filing for relief from filing audited financial statements for the years ended June 30, 2007 and 2006. At this time, it is not known if the relief will be granted.

2.	ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company only commenced its development of a cellulose pelletizing activities in the first quarter of 2008. Previously, the Company had been actively operating an internet sales company. On June 30, 2007, the Company disposed of all of its assets in connection with the internet sales activities. During the six months ended December 31, 2009, the Company incurred a net loss of $196,077 (2009 - $71,334). Since the Company had re-entered the development stage, it has an accumulated deficit of $1,020,845 at December 31, 2010. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent on its ability to develop its cellulose pelletizing plant and ultimately achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $250,000 to fund its operations during the next twelve months. Management has plans to seek additional capital through a private placement, public offering of its common stock and joint arrangements. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

3.	SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are consistent with those reported in the annual financial statements as at June 30, 2010.

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At December 31, 2010
(Unaudited)
4.	RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2010, the FASB issued ASU, on codification, fair value measurement and disclosures (Topic 820-10). The amendment requires new disclosures related to transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. A reporting entity is required to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. Additionally, in the reconciliation for fair value measurements in Level 3, a reporting entity must present separately information about purchases, sales, issuances and settlements (on a gross basis rather than a net number). The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company does not anticipate the adoption of this amendment will have a material effect on its financial position, results of operations or cash flows.

In April 2010, the FASB issued accounting guidance for the milestone method of revenue recognition. This guidance allows entities to make a policy election to use the milestone method of revenue recognition and provides guidance on defining a milestone and the criteria that should be met for applying the milestone method. The scope of this guidance is limited to transactions involving milestones relating to research and development deliverables. The guidance includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, information about substantive milestones and factors considered in the determination. This guidance is effective prospectively to milestones achieved in fiscal years, and interim periods within those years, beginning after June 15, 2010. Early application and retrospective application are permitted. The Company is currently evaluating the impact, if any, that this new guidance will have on the determination or reporting of its financial results.

The FASB issued new guidance relating to revenue recognition for contractual arrangements with multiple revenue-generating activities. The ASC Topic for revenue recognition includes identification of a unit of accounting and how arrangement consideration should be allocated to separate the units of accounting, when applicable. The new guidance, including expanded disclosures, is applied on a prospective basis beginning on or after June 15, 2010.

5.	MERGER AGREEMENT WITH 0625920 BC LTD.

On June 30, 2009, the Company entered into an agreement with 0625920 BC Ltd. (“0625920”) whereby the Company is acquiring certain intellectual property of 0625920 by way of merger of the two Companies. Pursuant to the terms of a Merger Agreement the Company will issue 225,269,250 common shares in exchange for 100% of the issued and outstanding shares of 0625920 at the agreement date. At the date of the agreement the companies had one director in common who, together with his immediate family, held 33.2% of the issued shares of the Company and 41.2% of 0625920.

As a result of a cease-trade order issued by the securities commission the shares have not been issued and therefore, the transaction has not been reflected in the financial statements. (Note 7)

The Company believes that 0625920 did not meet the definition of a business in accordance with FASB guidance, because as of the date of merger 0625920 had no employees, no inputs, processes and outputs. As such, at the time the transaction was consummated, 0625920 had no business activity. According to FASB guidance, the total estimated purchase price will be allocated to the net assets acquired in connection with the transaction, based on their estimated fair values. As a result, the cost of the merger will be measured at the estimated fair value of the net assets acquired. The accounting treatment of the transaction is an acquisition of assets by the Company.

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At December 31, 2010
(Unaudited)

6.	PROPERTY AND EQUIPMENT

	December 31, 2010		June 30, 2010
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Computers	$894	$400	$894	$250
Net Book Value		$494		$644

7.	ADVANCES PAYABLE

The Company has received advances from unrelated parties. The amounts are unsecured and without interest. Upon the lifting of the cease trade order issued by the British Columbia Securities Commission the amounts will be settled for stock of the Company. Management has determined the fair value of the advances to be equal to its carrying value as the amounts will be settled in stock of the Company immediately upon the lifting of the cease trade order.

8.	LOAN PAYABLE TO RELATED PARTIES

The Company is indebted to directors and officers of the Company for operating expenses paid by those individuals. The amounts are payable on demand, unsecured and without interest.

9.	CAPITAL STOCK

The Company has unlimited shares of no par common stock authorized.

Share issuances in year ended June 30, 2010 and the period ended December 31 2010

There was no stock issued during the year ended June 30, 2010 and the period ended September 30, 2010 due to a cease trade order issued by the British Columbia Securities Commission.

10.	COMMITMENT TO ISSUE SHARES

The Company’s shares are traded on the OTC Pinksheets in the United States and the Company is subject to the securities laws of both the United States of America and British Columbia, Canada. On November 19, 2009 the British Columbia Securities Commission issued a cease trade order against the Company thereby preventing the Company from issuing or exchanging shares of the Company until the cease trade order is removed.

Subsequent to the date of the cease trade order the Company entered into the following transactions approved by the directors requiring the issuance of shares upon the removal of the cease trade order:

i.	On June 30, 2009 the Company entered into an acquisition and merger agreement with 0625920 BC Ltd (Note 5) for exchange of 225,269,250 common shares of the Company. This has not been recorded in the balance sheet of the company.

ii.	On February 24, 2010 the board of directors, subject to the removal of the cease trade order, approved the issuance of 81,864,686 common shares for settlement of indebtedness to a director and officer. The common shares to be issued will be recorded based upon the quoted market price of the Company’s common stock or at a price acceptable to the British Columbia Securities Commission.

iii.	On March 12, 2010 the board of directors, subject to the removal of the cease trade order, approved the acceptance $23,005 received subject to a verbal agreement to issue 1,456,013 common shares at $0.0158 per share. The price of the issue is subject to the approval of the British Columbia Securities Commission at the time the cease trade order is lifted. The proceeds were received by the Company between March 12, 2010 and June 16, 2010. As the stock has not been issued, the amount has been recorded as advances payable.

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At December 31, 2010
(Unaudited)

11.	RELATED PARTY TRANSACTIONS

During the six months ended December 31, 2010 the Company was charged management fees totaling $120,000 (2009 - $60,000) by directors and officers of the Company.

The above-noted transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.	COMMITMENTS AND CONTINGENCIES

A statement of claim was issued against the Company for breach of employment contract. The Company has filed a statement of defense disputing the action. The claim is presently being disputed by the Company and the settlement is undeterminable at this time. Any legal costs relating to this claim have been recorded in the financial statements. The likelihood of loss is remote.

A second statement of claim was issued against the Company to remove the trading restriction on the restricted stock. The Company has filed a statement of defense disputing the action. The claim is being disputed as management believes the performance commitment in connection with the issuance of the stock was not completed and has taken steps to cancel these stock. Any legal costs relating to this claim have been recorded in the financial statements. The likelihood of loss is remote.

We establish reserves for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be higher or lower than any amounts reserved for the claims. On the basis of information currently available, advice of counsel, available insurance coverage, if applicable, and established reserves, it is the opinion of management that the eventual outcome of the actions against us are remote will not have a material adverse effect on our financial condition, results of operations, or cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of legal matters, if unfavorable, may be material to our financial condition, results of operations, or cash flow.